UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 11-K

☑	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2010
or

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from            to
Commission file number 1-7657
A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:
AMERICAN EXPRESS COMPANY
World Financial Center
200 Vesey Street
New York, New York 10285

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Financial Statements and Supplemental Schedule

*	Other supplemental schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974, as amended, have been omitted because they are not applicable or not required.

Report of Independent Registered Public Accounting Firm
To the Participants and Employee Benefits Administration Committee of
American Express Retirement Savings Plan:
In our opinion, the accompanying statements of net assets available for benefits and the related statement of changes in net assets available for benefits present fairly, in all material respects, the net assets available for benefits of American Express Retirement Savings Plan (the “Plan”) at December 31, 2010 and 2009, and the changes in net assets available for benefits for the year ended December 31, 2010 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2010 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.
/s/ PricewaterhouseCoopers LLP
Minneapolis, Minnesota
June 29, 2011

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Statements of Net Assets Available for Benefits
December 31, 2010 and 2009

	2010	2009
Assets
Participant-directed investments, at fair value	$2,605,589,153	$2,271,190,091
Stable Value Fund investments, at fair value:
Investment contracts	474,045,519	453,669,014
Other investments	96,687,034	113,711,450
Wrapper contracts	2,367,681	1,558,066

Total investments, at fair value	3,178,689,387	2,840,128,621

Due from brokers	633,488	2,399,348
Cash (non-interest bearing)	75,182	52,123
Receivables:
Notes receivable from participants	99,641,084	95,833,667
Investment income accrued	833,772	1,823,518
Employer contributions:
Profit sharing	45,508,194	30,826,381
Other than profit sharing	26,608,271	2,425,685
Employee contributions	3,718,414	2,602,909

Total Assets	3,355,707,792	2,976,092,252

Liabilities
Due to brokers	1,607,442	1,291,146
Accrued expenses	882,371	1,009,105

Total Liabilities	2,489,813	2,300,251

Net assets reflecting investments at fair value	3,353,217,979	2,973,792,001

Adjustment from fair value to contract value for fully-benefit responsive investment contracts	(18,824,016)	(15,822,558)

Net assets available for benefits	$3,334,393,963	$2,957,969,443

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Statement of Changes in Net Assets Available for Benefits
For the Year Ended December 31, 2010

Contributions
Employer
Profit sharing	$36,775,314
Other than profit sharing	115,062,081
Employee	126,460,478
Rollovers	5,353,619

Total contributions	283,651,492

Investment income
Net appreciation in fair value of investments	329,885,650
Interest and dividends	27,184,118

Total investment income	357,069,768

Interest on notes receivable from participants	4,278,700

Total additions to net assets	644,999,960

Withdrawal payments	(268,575,440)

Net increase in net assets available for benefits	376,424,520

Net assets available for benefits at beginning of year	2,957,969,443

Net assets available for benefits at end of year	$3,334,393,963

See accompanying notes to the financial statements.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
1.	Description of the Plan

General

The American Express Retirement Savings Plan, (the “Plan”), which became effective June 11, 1973, is a defined contribution pension plan. Under the terms of the Plan, regular full-time and certain part-time employees of American Express Company and its participating subsidiaries (the “Company”) can make elective contributions to the Plan beginning as soon as practicable after their date of hire and are eligible to receive Company contributions, if any, upon completion of one year of service.

The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (“ERISA”). The following is not a comprehensive description of the Plan, and therefore does not include all situations and limitations covered by the Plan. The Plan Document should be referred to for more complete information. In the event of a conflict between the following description and the Plan Document, the Plan Document shall control.

Administration

Wells Fargo Bank, N.A. is the Trustee and Recordkeeper for the Plan. The Plan is administered by the Company’s Employee Benefits Administration Committee (the “EBAC”) and the Company’s Retirement Savings Plan Investment Committee (the “RSPIC”). The Plan Document requires that the American Express Company Stock Fund be offered as an investment option. The RSPIC has the power to select the other investment options available under the Plan and the manner in which certain investments of the Plan are invested. Subject to Plan limits, the RSPIC has the power to appoint investment managers to make investment decisions. The members of the EBAC are appointed by the Chief Executive Officer as authorized by the Compensation and Benefits Committee of the Board of Directors of the Company. Under the terms of the Plan Document, the members of the RSPIC are appointed by the Vice President, Global Benefits.

Compensation

The participant compensation that is used in the calculation of Plan contributions generally includes an employee’s base pay plus overtime, shift differentials, and most commissions and incentives. For participants above certain salary grades, as defined by the Plan, compensation does not include any incentive pay which, in the aggregate, is in excess of one times their base salary when calculating Company contributions.

For purposes of the Plan, compensation is limited to a participant’s regular cash remuneration up to a maximum of $245,000 in both 2010 and 2009, before tax deductions and certain other withholdings.

Contributions

The Plan currently provides for the following contributions:

Elective Contributions

Each pay period, participants may make before-tax contributions, after-tax contributions up to 10% of eligible compensation, or a combination of both, not to exceed 80% of their compensation, to the Plan through payroll deductions. The Internal Revenue Code (the “Code”) imposes a limitation that is adjusted annually for cost of living increases on participants’ before-tax contributions to plans, which are qualified under Code Section 401(k), and other specified tax favored plans. For both 2010 and 2009, this limit was $16,500, for participants under age 50 and $22,000 for participants over age 50. The Plan complied with nondiscrimination requirements under the Code during 2010 and 2009 (in 2010, the Plan utilized the safe harbor design for deferrals and matching contributions in accordance with Sections 401(k)(12) and 401(m)(11) of the Code).

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Company Matching Contributions

Except as described in the following paragraph, the Company matches 100% of a participant’s before-tax contributions quarterly up to 5% of annual compensation after a participant’s completion of one year of service.

From July 1, 2007 through December 31, 2009, the Company matched 100% of Global Travel Services participant before-tax contributions up to 4% of compensation, subject to a suspension of contributions for a portion of 2009 for most participants. Effective January 1, 2010, for all eligible Global Travel Services participants, the Company matches 100% of participants’ before-tax contributions up to 5% of annual compensation upon a participant’s completion of one year of service. Global Travel Services employees are generally those participants employed within Global Travel Services (Global Business Travel and Global Foreign Exchange Services) who were not employed by the Company or a participating affiliate as of December 31, 2004 or who were employed by the Company or a participating affiliate but who were younger than age 40 on December 31, 2004 or who, regardless of age, had less than five years of service on December 31, 2004.

Effective January 1, 2010, a participant no longer needs to be employed by the Company on the last working day of the quarter to receive Company Matching Contributions.

Profit Sharing Contributions

Upon a participant’s completion of one year of service, additional Company contributions up to 5% of a participant’s compensation may be made annually at the Company’s discretion which can be based, in part, on the Company’s performance. Participants must be employed on the last working day of the Plan year (or be disabled under the terms of the Plan) to be eligible for any Profit Sharing Contributions made for that plan year. Profit Sharing Contributions to eligible participants are made regardless of whether the eligible participant contributes to the Plan. Profit Sharing Contributions for employees other than eligible Global Travel Services (Global Business Travel and Global Foreign Exchange Services) participants comprised 2.75% and 1.75% of participant compensation in 2010 and 2009, respectively. Eligible Global Travel Services (Global Business Travel and Global Foreign Exchange Services) participants received Profit Sharing Contributions equal to 1.00% of their compensation in both 2010 and 2009.

Qualified Non-elective Contribution

The Company may make Qualified Non-elective Contributions (“QNEC”). A QNEC is a discretionary, fully vested contribution. The Company may designate all or part of a Company Profit Sharing Contribution as a QNEC. Alternatively, the Company may, in its sole discretion, make an additional contribution designated as QNEC. Any QNECs are fully vested when made and distributable only under circumstances that permit distributions of before-tax contributions (excluding hardship withdrawals). QNECs may be allocated as a uniform percentage of eligible compensation for designated employees and may be restricted to only such employees employed on the last day of the plan year. Alternatively, the Company may direct that QNECs be allocated among specifically designated non-highly compensated employees in varying percentages of compensation as permitted by law.

Conversion Contributions

For eligible employees on the Company’s United States payroll or on unpaid leave of absence on July 1, 2007 and who generally commenced service prior to April 1, 2007, the Company makes Conversion Contributions equal to a percentage of compensation. The amount of the participant’s Conversion Contributions is based on his/her projected attained age plus completed years of service with the Company as of December 31, 2008 and varies depending on the division of employment. Conversion Contributions range from 0-8% of compensation.

Disability Contributions

Certain qualifying participants who become disabled, as defined in the Plan, are eligible to receive contributions similar to Company Conversion, Profit Sharing and/or Matching Contributions.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Suspension of Company Contribution into the Plan

For pay periods beginning on or after March 30, 2009 through December 31, 2009, the Company suspended Company Matching Contributions and certain Company Conversion Contributions to the Plan. Company Conversion Contributions continued for eligible employees who were considered “retirement eligible”, meaning those employees who were at least 55 years old and had at least 10 years of service as of December 31, 2009.

Company Matching Contributions continued for eligible employees who were hired pursuant to the requirements of the Asset Purchase Agreement dated as of March 26, 2008, among General Electric Capital Corporation, GE Capital Financial Inc., General Electric Company, American Express Travel Related Services Company, Inc. and American Express Bank, FSB. The contributions to certain disabled participants described above also continued. Effective January 1, 2010, Company Matching and Conversion Contributions resumed for those participants who qualify.

Transfer of Account Balances

A participant’s account balance may be transferred among the Plan’s investment options upon receipt of instructions from the participant.

Participant Rollovers

A Rollover contribution is a transfer to the Plan of a qualified distribution in accordance with the provisions of the Plan. Rollovers are accepted into the Plan, but are not subject to Company contributions.

Vesting

Participants are immediately vested in their elective before-tax and after-tax contributions and rollovers, if any, as well as the investment earnings on the foregoing. Other contributions become vested as set forth below:

Company Matching Contributions

Company Matching Contributions and investment earnings thereon are immediately 100% vested.

Profit Sharing Contributions

Currently, Profit Sharing Contributions and investment earnings thereon are 100% vested after three years of service or if still employed by the Company or an affiliate at or after attainment of age 65, disability or death.

Qualified Non-elective Contributions

QNECs are immediately 100% vested.

Conversion Contributions

Conversion Contributions and investment earnings thereon are 100% vested after three years of service, or if still employed by the Company or an affiliate at or after attainment of age 65, disability or death.

Disability Contributions

Disability Contributions are always 100% vested as soon as they are deposited into the Plan.

Forfeitures

Forfeitures of terminated participants’ non-vested accounts are used to pay investment expenditures or to reduce future Company contributions. Forfeited non-vested balances were $2,012,542 and $8,690,079 as of December 31, 2010 and 2009, respectively. Profit Sharing Contributions made to the Plan for 2010 were reduced by $2,000,000 from forfeited account balances in 2010.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts and plan assets will be distributed in accordance with the Plan Document.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Notes Receivable from Participants

Notes receivable from participants (loans) are carried at their unpaid principal balance. Participants are allowed to apply for a loan from the Plan for a minimum amount of $500 up to the lesser of $50,000 or 50% of their vested balance, subject to certain restrictions set forth in the Plan and the Code. General purpose loans are limited to terms of 59 months. Loans to purchase a principal residence have a maximum term of 359 months. Loan repayment amounts, including principal and interest, are deducted each pay period and allocated to participants’ investment accounts in accordance with the election in effect for new contributions at the time of repayment.

Loans are collateralized by the participant’s remaining vested account balance and the interest rate is fixed based on the prime rate for the month prior to the month in which the loan request is processed. In the event of a loan default, the EBAC may direct the Trustee to treat the outstanding loan balance as an early withdrawal of funds from the Plan, thereby subjecting the participant to income tax plus any penalties imposed by the Code based on the loan balance. Loans to participants at December 31, 2010 were at interest rates varying from 3.25% to 9.50% and will mature at various dates through October 2040.

Tax Deferrals

As long as the Plan remains qualified and the related Trust (the “Trust”) remains tax exempt, amounts invested in the Plan through participant and Company contributions and Rollovers, as well as the investment earnings on such amounts, are not subject to federal income tax until distributed to the participant. After-tax contributions are taxed when contributed.

Distributions and Withdrawals

Upon disability, death or retirement at or after attaining the Plan’s normal retirement age (65), participants or their beneficiaries are eligible to receive a distribution of the full value of their accounts. If employment ends for other reasons, participants are eligible to receive a distribution of their vested account balance. If employment ends, participants (or their beneficiaries) may elect to receive their vested balance as a lump sum cash amount, American Express Company common shares, if applicable, shares of any investment available through the Self-Managed Brokerage Account (“SMBA”), or a combination of cash and shares. If the account balance is greater than $1,000, a participant may elect to defer distribution until the April of the year following the year in which the participant attains age 70-1/2. If the account balance is $1,000 or less, a distribution will be made in a lump sum following the end of employment. Participants may request a withdrawal of all or a portion of their vested account balance subject to limitations under the terms of the Plan and certain tax penalties imposed by the Code. Distributions and withdrawals are recorded when paid.

Expenses

The Company and the participants share the costs of administering the Plan. Certain administrative expenses such as audit and legal fees are paid by the Company. Expenses related to investment funds, such as investment management fees, brokerage commissions, stock transfer, or other taxes and charges incurred in the purchase or sale of investments, are generally paid out of the applicable investment funds. Fees, commissions, and other charges and administrative expenses that are attributable to the investment funds as a whole are generally paid from the Trust. These expenses are included within net appreciation (depreciation) in fair value of investments on the Statement of Changes in Net Assets Available for Benefits. These expenses were $10,500,423 for the year ended December 31, 2010. Additional expenses are associated with the SMBA and participants electing to invest through the SMBA are charged directly for these fees through their SMBA. The Trust does not pay any fees or expenses associated with the SMBA.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
2.	Summary of Significant Accounting Policies

Use of Estimates

The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America (“GAAP”). Accounting estimates are an integral part of the financial statements. These estimates are based, in part, on management’s assumptions concerning future events. Among the more significant assumptions are those that relate to fair value measurements. These accounting estimates reflect the best judgment of management, but actual results could differ.

Investment Valuation and Income Recognition

Purchases and sales of securities are reflected on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest income is recorded on an accrual basis. As required by the Plan, all dividend and interest income is reinvested into the same investment funds in which the dividends and interest income arose with the exception of the American Express Company Stock Fund (the “Fund”) which is an Employee Stock Ownership Plan (“ESOP”). The ESOP holds shares of American Express Company stock on behalf of participants. Dividends are automatically reinvested in the Fund, unless participants elect that the dividends paid with respect to their interest in the Fund be distributed in cash in the form of withdrawal payments.

The Plan presents in the Statement of Changes in Net Assets Available for Benefits the net appreciation (depreciation) in the fair value of its investments, which consists of the realized gains or losses and the unrealized appreciation (depreciation) on those investments.

Recently Issued Accounting Standards

In January 2010, the Financial Accounting Standards Board (FASB) issued Accounting Standards Codification (ASC) Update 2010-06, Fair Value Measurements and Disclosures (Topic 820) — Improving Disclosures about Fair Value Measurements. This guidance requires: (i) separate disclosure of significant transfers between Level 1 and Level 2 and reasons for the transfers; (ii) disclosure, on a gross basis, of purchases, sales, issuances, and net settlements within Level 3; (iii) disclosures by class of assets and liabilities; and (iv) a description of the valuation techniques and inputs used to measure fair value for both recurring and nonrecurring fair value measurements. This guidance is effective for reporting periods beginning after December 15, 2009, except for the Level 3 disclosure requirements, which will be effective for fiscal years beginning after December 15, 2010. The adoption of the provisions of this guidance did not have a material impact to the Plan’s financial statements. The adoption of the Level 3 disclosures is not expected to have a material impact to the Plan’s financial statements.

In September 2010, the FASB issued ASU No. 2010-25, Plan Accounting — Defined Contribution Pension Plans. The amendments in this ASU require that participant loans be classified as notes receivable from participants, which are segregated from plan investments and measured at their unpaid principal balance plus any accrued but unpaid interest. The amendments in this update are effective for fiscal years ending after December 15, 2010 with early adoption permitted. The guidance should be applied retrospectively to all periods presented. The Plan adopted this update as of December 31, 2010 and reclassified participant loans from plan investments to receivables as of both periods presented in the Statements of Net Assets Available for Benefits. Other than the reclassification requirements, the adoption of this update did not have a material impact on the Plan’s financial statements.

In May 2011, the FASB issued ASU 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS. ASU 2011-4 is intended to improve the comparability of fair value measurements presented and disclosed in financial statements prepared in accordance with U.S. GAAP and IFRS. The amendments are of two types: (i) those that clarify the Board’s intent about the application of existing fair value measurement and disclosure requirements and (ii) those that change a particular principle or requirement for measuring fair value or for disclosing information about fair value measurements. The guidance

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
is effective for annual periods beginning after December 15, 2011. The adoption of the provisions of this guidance is not expected to materially impact the Plan’s financial statements.

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability (an exit price) in an orderly transaction between market participants at the measurement date, and is based on the Plan’s principal or most advantageous market for the specific asset or liability.

GAAP provides for a three-level hierarchy of inputs to valuation techniques used to measure fair value, defined as follows:
•	Level 1 — inputs that are quoted prices (unadjusted) for identical assets or liabilities in active markets to which the Plan has access.

•
Level 2 — inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly, for substantially the full term of the asset or liability, including:

–	Quoted prices for similar assets or liabilities in active markets

–	Quoted prices for identical or similar assets or liabilities in markets that are not active

–	Inputs other than quoted prices that are observable for the asset or liability

–	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
•
Level 3 — inputs that are unobservable and reflect the Plan’s own assumptions about the assumptions market participants would use in pricing the asset or liability based on the best information available in the circumstances (e.g. internally derived assumptions surrounding the timing and amount of expected cash flows).

As summarized in the tables below, the Plan has financial assets that are measured at fair value on a recurring basis. For the year ended December 31, 2010, the Plan did not have any significant assets or liabilities that were measured at fair value on a nonrecurring basis in periods subsequent to initial recognition.

The following table summarizes the Plan’s financial assets at fair value on a recurring basis by GAAP’s valuation hierarchy (as described above) as of December 31, 2010:

Description	Total	Level 1	Level 2	Level 3
Money Market funds	$35,739,358	$35,739,358	$—	$—
Domestic common stocks	1,424,777,880	1,424,777,880	—	—
Common/collective trusts
Bond funds	116,562,815	—	116,562,815	—
Mutual funds
Fixed income obligations	234,744,217	234,744,217	—	—
Balanced funds	5,464,824	5,464,824	—	—
Domestic equity funds	372,391,053	372,391,053	—	—
International equity fund	415,909,006	415,909,006	—	—
Stable value obligations
Money market funds	41,793,389	41,793,389	—	—
Fixed income funds	417,676,128	—	417,676,128	—
Common/collective trusts
Fixed income funds	111,263,036	—	111,263,036	—
Wrapper Contracts	2,367,681	—	—	2,367,681

Total	$3,178,689,387	$2,530,819,727	$645,501,979	$2,367,681

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
The following table summarizes the Plan’s financial assets at fair value on a recurring basis by GAAP’s valuation hierarchy (as described above) as of December 31, 2009:

Description	Total	Level 1	Level 2	Level 3
Money market funds	$27,827,807	$27,827,807	$—	$—
Domestic common stocks	1,259,857,195	1,259,857,195	—	—
Fixed income securities	811,176	—	811,176	—
Common/collective trusts
Bond funds	127,295,381	—	127,295,381	—
Domestic equity funds	144,349,171	—	144,349,171	—
International equity funds	103,645,765	—	103,645,765	—
Mutual funds
Fixed income funds	177,171,868	177,171,868	—	—
Balanced funds	4,741,735	4,741,735	—	—
Domestic equity funds	177,852,545	177,852,545	—	—
International equity funds	247,637,448	247,637,448	—	—
Stable Value fund
Money market funds	34,635,629	34,635,629	—	—
Fixed income funds	423,162,259	—	423,162,259	—
Common/collective trusts
Fixed income funds	109,582,576	—	109,582,576	—
Wrapper contracts	1,558,066	—	—	1,558,066

Total	$2,840,128,621	$1,929,724,227	$908,846,328	$1,558,066

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 financial instruments for the years ended December 31, 2010 and 2009:

	2010	2009
Balance, beginning of year	$1,558,066	$1,006,490
Net unrealized gains relating to instruments still held at the reporting date	809,615	551,576

Balance, end of year	$2,367,681	$1,558,066

Valuation Techniques Used in Measuring Fair Value

GAAP requires disclosure of the estimated fair value of all financial instruments. A financial instrument is defined as cash, evidence of an ownership in an entity, or a contract between two entities to deliver cash or another financial instrument or to exchange other financial instruments. The disclosure requirements for the fair value of financial instruments exclude leases, equity method investments, affiliate investments, pension and benefit obligations, insurance contracts and all non-financial instruments.

For the financial assets measured at fair value on a recurring basis (summarized in the valuation hierarchy table on the previous page), the Plan applies the following valuation techniques to measure fair value:

•
Investments in American Express Company common stock, other stock and active publicly traded equity securities are valued at the official closing price of U.S. public exchanges or, if there is no official closing price that day, at the last sales price. These investments are classified in Level 1 of the fair value hierarchy.

•
Mutual funds held within the Plan are open-end mutual funds that are registered with the Securities and Exchange Commission under the Investment Company Act of 1940. These investments are required to make publicly available the daily NAV of the fund and to transact at this price. Hence, open-end mutual funds transact at quoted prices. In addition, the mutual funds held by the Plan are actively traded. These investments are classified within Level 1 of the fair value hierarchy.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
•
Common/collective trusts are investment funds formed by the pooling of investments by institutional investors, such as a group of not necessarily affiliated pension or retirement plans, typically with the intention of achieving cost savings over similar investment options such as mutual funds. Common/collective trusts are similar to mutual funds, with a named investment manager and documented investment objective. These investments, however, are non-registered and participation is not open to the public. The NAV is measured by the custodian or investment manager as of the close of regular trading. These investments are classified within Level 2 of the fair value hierarchy.

•
When quoted prices in an active market are not available, the fair market values for the Plan’s fixed income securities are obtained primarily from a pricing service vendor engaged by the Plan’s trustee, and the Plan receives one price for each security. The fair values provided by the pricing service are estimated by using pricing models, where the inputs to those models are based on observable market inputs. The inputs to the valuation techniques applied by the pricing service vary depending on the type of security being priced but are typically benchmark yields, benchmark security prices, credit spreads, prepayment speeds, reported trades, broker-dealer quotes, all with reasonable levels of transparency. The pricing service does not apply any adjustments to the pricing models used, nor does the Plan apply any adjustments to prices received from the pricing service. In addition, no adjustments were deemed necessary to the prices provided by the pricing service as a result of current market conditions. Although the underlying inputs are directly observable from active markets or recent trades of similar securities in inactive markets, the pricing models used do entail a certain amount of subjectivity and therefore differing judgments in how the underlying inputs are modeled could result in different estimates of fair value. The Plan has reaffirmed its understanding of the valuation techniques used by its pricing service. There were no changes in the valuation techniques used by the pricing service during the years ended December 31, 2010 or 2009. In addition, the Plan corroborates the prices provided by its pricing service to test their reasonableness by comparing their prices to valuations from different pricing sources as well as comparing prices to the sale prices received from sold securities. As of December 31, 2010, the Plan’s fixed income securities are classified within Level 2 of the fair value hierarchy.

•
Fully benefit-responsive investment contracts are valued at fair value within Level 2 of the fair value hierarchy, with an adjustment for contract value on the Statement of Net Assets Available for Benefits. Contract value represents the face amount of the contract plus interest at the contract rate. Contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan and the investment contract. There are no reserves against contract value for credit risk of the contract issuers or otherwise. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis for the fully benefit-responsive investment contracts. Fair value for synthetic contracts is estimated based on the quoted market prices of the underlying fixed income securities. Wrap contracts are purchased to protect against the loss of value on the underlying fixed income securities. The wrap contracts are valued on the basis of the present value of the estimated three year wrap contract fee. The adjustment to contract value represents the remaining difference between the combined fair value of underlying fixed income securities and the wrap contracts, versus the wrap contract value. These wrap contracts are classified within Level 3 of the fair value hierarchy.

The Plan’s valuation techniques used to measure the fair value of its investments may produce fair values that may not be indicative of a future sale, or reflective of future fair values. The use of different techniques to determine the fair value of these types of investments could result in different estimates of fair value at the reporting date.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
4.	Investments
Investment Elections

The investment options available to participants are the SMBA, the American Express Company Stock Fund and five core investment funds (“Core Investment Funds”): The Stable Value Fund, The Diversified Bond Fund, The U.S. Large-Cap Equity Fund, The U.S. Small/Mid-Cap Equity Fund, and The International Equity Fund. In 2010, the Plan added the following index funds: The Diversified Bond Index Fund, The U.S. Large-Cap Equity Index Fund, The U.S. Small/Mid-Cap Equity Index Fund, and The International Equity Index Fund. In addition, participants may elect to contribute to funds that invest in a mix of assets from the Core Investment Funds based on target retirement dates (“Retirement Funds”). The balances of the Core Investment Funds in the financial statements include the amounts held in the Retirement Funds. A participant may currently elect to invest contributions in any combination of investment funds in increments of 1% and change investment elections for future contributions on any business day the New York Stock Exchange is open, with the exception of the SMBA. The SMBA has a minimum initial transfer of $3,000 and additional funds must be transferred in increments of at least $500. Contributions cannot be made directly to the SMBA; funds may only be transferred from other Plan investment options, other than the Stable Value Fund, to the SMBA.

A brief description of the investments available to participants at December 31, 2010 is set forth below:

Core Investment Funds

The Core Investment Funds are managed by multiple investment managers and represent broad asset classes, comprising several different investments.

The Stable Value Fund

Invests in high quality fixed income securities such as treasuries, government agencies, government-backed securities and various investment contracts, directly or indirectly, offered by insurance companies or other financial institutions. Contracts may be subject to penalties if they are terminated before their stated maturity if the purpose for termination is other than to obtain funds for ordinary participant benefit payments. Certain factors may limit the ability of the Plan to transact at contract value with the issuer including premature termination of the contracts by the Plan, layoffs, plan termination, bankruptcy, mergers and early retirement incentives.

The average yield on investment contracts was 4.01% and 4.18% for 2010 and 2009, respectively. The weighted average crediting rates on investment contracts was 3.66% and 3.52% as of December 31, 2010 and 2009, respectively. Ameriprise Trust Company (“ATC”) acts as investment manager for The Stable Value Fund. The goal of this fund is to protect original investment while offering a competitive rate of interest with minimal risk.

The Diversified Bond Fund

The goal of this fund is total return consistent with the preservation of capital, and includes investment grade fixed income securities such as U.S. government securities, corporate debt securities and mortgage- and asset-backed debt securities with at least one year remaining to maturity. The value, liquidity and related income of these underlying securities are sensitive to changes in economic conditions and may be adversely affected by shifts in the market’s perception of the issuers and changes in interest rates.

The Diversified Bond Index Fund

This Fund’s current objective is to maximize interest income by investing in a portfolio of investment-grade debt securities and other fixed income instruments by tracking the performance of a broad, market-weighted bond index. The Fund employs a “passive management,” or indexing, investment approach designed to track the performance of the Barclays Capital U.S. Aggregate Float Adjusted Bond Index. The Fund invests by sampling the index. It invests at least 80 percent of assets in bonds held in the index. The Fund maintains a dollar-weighted maturity consistent with that of the index, ranging between five and ten years.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
The U.S. Large-Cap Equity Fund

The goal of this fund is long-term capital appreciation by investing in large-capitalization companies’ stocks listed on major U.S. stock exchanges.

The U.S. Large-Cap Equity Index Fund

This Fund’s current objective is to provide long-term capital appreciation by investing in large-capitalization stocks listed on major U.S. stock exchanges by tracking the performance of a benchmark index that measures the investment return of large-capitalization stocks. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the S&P 500 Index, which is a widely recognized benchmark of U.S. stock market performance that is dominated by the stocks of large U.S. companies.

The U.S. Small/Mid-Cap Equity Fund

The goal of this fund is long-term capital appreciation by investing primarily in small and medium sized companies’ stocks listed on major U.S. stock exchanges.

The U.S. Small/Mid-Cap Equity Index Fund

This Fund’s current objective is to provide long-term capital appreciation by investing primarily in small and medium sized companies’ stocks listed on major U.S. stock exchanges by tracking the performance of a benchmark index that measures the investment return of small- and mid-capitalization stocks. The Fund employs a “passive management” strategy designed to track the performance of the S&P Completion Index, a broadly diversified index of stocks of small and medium-size U.S. companies. The Fund invests all, or substantially all, of its assets in stocks of its target index.

The International Equity Fund

The goal of this fund is long-term growth of capital from investment in non-U.S. companies’ stocks, and includes equity securities from markets outside the United States.

The International Equity Index Fund

This Fund’s current objective is to provide long-term capital appreciation from investments in non-U.S. stocks by tracking the performance of a benchmark index that measures the investment return of stocks of companies located in developed and emerging markets outside the United States. The Fund employs a “passive management” investment approach designed to track the performance of the FTSE All-World ex-U.S. Index. This index includes approximately 2,140 stocks of companies located in 46 countries. The Fund attempts to replicate the target index by investing all, or substantially all, of its assets in the stocks that make up the index, holding each stock in approximately the same proportion as its weighting in the index.

Retirement Funds

Retirement Funds utilize a mix of the Core Investment Funds to provide a diversification of investments based on the expected number of years until the participant’s retirement.

American Express Company Stock Fund

The American Express Company Stock Fund invests primarily in the Company’s common stock, purchased in either the open market or directly from the Company, and in cash or short-term cash equivalents. The Plan Document requires that the American Express Company Stock Fund be offered as an investment option under the Plan.

Participants are only able to allocate 10% of their future contributions to the American Express Company Stock Fund. In addition, transfers of balances from other investment options into the American Express Company Stock Fund are only permitted to the extent the participant’s investment in the American Express Company Stock Fund after the transfer does not exceed 10% of the participant’s overall Plan balance.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
Self-Managed Brokerage Account

The SMBA gives participants the freedom to invest in a wide variety of mutual funds in addition to the other aforementioned investment options. Participants are provided a list of several hundred mutual funds from which to make choices and investment selections of their own design.

As of December 31, 2010 and 2009, investments with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description	2010	2009
American Express Company common stock	$504,049,132	$512,678,976
Vanguard Institutional Index Fund — Plus	301,898,721	110,606,710
PIMCO Total Return Fund	209,305,926	122,155,894

There were no other individual securities held within the core investment funds or SMBA that exceeded 5% of the Plan’s net assets as of December 31, 2010 or 2009.

As of December 31, 2010 and 2009, investment options with a fair value representing 5% or more of the Plan’s net assets were as follows:

Description	2010	2009
The U.S. Large-Cap Equity Fund	$890,933,616	$748,283,167
The Stable Value Fund	570,732,553	567,380,464
The International Equity Fund	388,856,891	329,800,709
The U.S. Small/Mid-Cap Equity Fund	337,164,515	269,348,328
The Diversified Bond Fund	325,870,745	259,352,296

During 2010, the Plan’s investments (including investments purchased, sold, as well as held during the year) appreciated in fair value as follows:

Common stocks	$207,004,557
Mutual funds	114,338,073
Common/collective trusts	7,733,405
Wrapper contracts	809,615

Net appreciation in fair value of investments	$329,885,650

5.	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will continue to occur in the near term and that such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits and the Statement of Changes in Net Assets Available for Benefits.

In December 2008, a putative class action captioned Obester v. American Express Company, et al. was filed in the United States District Court for the Southern District of New York. The complaint alleges that the defendants violated certain ERISA obligations by: allowing the investment of American Express Retirement Savings Plan (“Plan”) assets in American Express common stock when American Express common stock was not a prudent investment; misrepresenting and failing to disclose material facts to Plan participants in connection with the administration of the Plan; and breaching certain fiduciary obligations. Thereafter, three other putative class actions making allegations similar to those made in the Obester matter were filed against the defendants: Tang v. American Express Company, et al., filed on December 29, 2008 in the United States District Court for

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements

the Southern District of New York, Miner v. American Express Company et al., filed on February 4, 2009 in the United States District Court for the Southern District of New York, and DiLorenzo v. American Express Company et al., filed on February 10, 2009 in the United States District Court for the Southern District of New York. American Express filed a motion to dismiss these actions. In April 2009, these actions were consolidated into a Consolidated Amended Complaint, captioned In re American Express ERISA Litigation. Following argument on American Express’ motion to dismiss this action, the Court permitted plaintiffs to file a Second Amended Complaint. In April 2010, American Express filed a motion to dismiss the Second Amended Complaint. On November 2, 2010, the District Court dismissed the Second Amended Complaint in its entirety. On December 2, 2010, Plaintiffs filed a Notice of Appeal, appealing the case to the United States Court of Appeals for the Second Circuit. The parties have stipulated and the Court has ordered that the Appeal be stayed until October 1, 2011.

6.	Income Tax Status

The Plan has received a favorable determination letter from the Internal Revenue Service (the “IRS”) dated February 20, 2004 stating that the Plan is qualified, the Trust established under the Plan is tax-exempt and the Plan satisfies the requirement of Code Section 4975(e)(7). Subsequent to this determination by the IRS, the Plan has been amended. The Company filed with the IRS on November 15, 2010 an application for determination on behalf of the Plan to confirm that the Plan, as amended and restated, continues its tax qualified status; however, a final determination has not yet been received. The Plan is required to operate in conformity with the Code to maintain its qualification. The Company believes the Plan, as amended, is currently designed and being operated in compliance with the applicable requirements of the Code and, therefore believes that the Plan, as amended, is qualified, the related trust is tax-exempt and the Plan satisfies the requirements of Section 4975(e)(7) of the Code.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the plan and recognize a tax liability or asset if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The plan administrator has analyzed the tax positions by the Plan, and has concluded that as of December 31, 2010, there are no uncertain positions taken or expected to be taken that would require recognition of a liability or asset or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

7.	Reconciliation of Financial Statements to Form 5500
The following is a reconciliation of net assets available for benefits per the financial statements to Form 5500 as of December 31, 2010 and 2009:

	2010	2009
Net assets available for benefits per the financial statements	$3,334,393,963	$2,957,969,443
Less: Loans deemed distributed	(1,531,184)	(1,677,457)

Net assets available for benefits per the Form 5500	$3,332,862,779	$2,956,291,986

The following is a reconciliation of withdrawal payments per the financial statements to Form 5500 for the year ended December 31, 2010:

Withdrawal payments per the financial statements	$268,575,440
Plus: Certain deemed distributions of participant loans	328,274
Less: Deemed loans offset by distributions	(469,972)

Withdrawal payments per the Form 5500	$268,433,742

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Notes to Financial Statements
The following is a reconciliation of interest on participant loans per the financial statements to Form 5500 for the year ended December 31, 2010:

Interest on participant loans per the financial statements	$4,278,700
Interest on deemed distributed loans	4,575

Interest on participant loans per the Form 5500	$4,283,275

Participant loans are deemed as distributions for Form 5500 reporting purposes when the event of default occurs. For financial statement reporting purposes, participant loans are deemed as distributions when the Form 1099 is issued and the event becomes taxable to the participant.

8.	Related Party Transactions

Certain Plan investments are shares of American Express Company common stock and money market funds managed by the Plan’s Trustee. In addition, the core investment funds may hold common stock and/or fixed income securities of the Plan’s Trustee/custodians. These transactions represent investments in related parties and, therefore, qualify as exempt party-in-interest transactions.

SUPPLEMENTAL SCHEDULE

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	American Express Company Stock Fund
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	6,446,855		6,446,855
	Common Stock
*	AMERICAN EXPRESS COMPANY COMMON STOCK	11,743,922		504,049,132

	American Express Company Stock Fund Total			510,495,987

	Self-Managed Brokerage Account
	Money Market
	MUTUAL FUNDS-SHORT TERM (MONEY MARKET)			10,506,115
	Common Stock
	AMERIPRISE FINANCIAL INC.			8,484,059
	Mutual Funds
	MUTUAL FUNDS-FIXED			21,573,251
	MUTUAL FUNDS-BALANCED			5,464,824
	MUTUAL FUNDS-EQUITY			66,475,463
	MUTUAL FUNDS-INT’L			23,728,822

	Self-Managed Brokerage Account Total			136,232,534

	The Diversified Bond Index Fund
	Mutual Funds

	VANGUARD TOTAL BOND INDEX FUND I #222	364,437		3,863,036

	The International Equity Index Fund
	Mutual Funds

	VANGUARD FTSE ALL WORLD-INSTITUTIONAL	35,418		3,323,293

	The U.S. Large Cap Equity Index Fund
	Mutual Funds

	VANGUARD INSTITUTIONAL INDEX FUND- PLUS #854	42,011		4,831,667

	The U.S. Small/Mid- Cap Equity Index Fund
	Mutual Funds

	VANGUARD EXTENDED MARKET INDEX FUND #856	97,331		4,016,869

	The Diversified Bond Fund
	Common/Collective Trusts
	LOOMIS SAYLES CORE FULL BOND FUND	8,602,422		116,562,815
	Mutual Funds
	VANGUARD TOTAL BOND INDEX FUND I #222	189		2,004
	PIMCO TOTAL RETURN FUND-INST #35	19,290,869		209,305,926

	The Diversified Bond Fund Total			325,870,745

	The U.S. Large-Cap Equity Fund
	Mutual Funds
	VANGUARD INSTITUTIONAL INDEX FUND- PLUS #854	2,582,967		297,067,054
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	7,379,243		7,379,243
	(COLUMBIA)
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	1,479,370		1,479,370
	(SANDS)

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	Common Stock
	3M COMPANY	28,046		2,420,370
	ABB LTD COM	120,130		2,696,918
	ABBOTT LABORATORIES	36,266		1,737,504
	ACCENTURE PLC CLASS A	47,486		2,302,596
	ACE LIMITED	59,824		3,724,044
	AGILENT TECHNOLOGIES INC	28,556		1,183,075
	AIR PRODUCTS & CHEMICALS INC	19,411		1,765,430
	ALCOA INC COM	54,880		844,603
	ALEXION PHARMACEUTICALS	81,000		6,524,550
	ALLERGAN INC COM	152,000		10,437,840
	AMAZON COM INC COM	118,000		21,240,000
	AMERICAN ELEC PWR CO INC	28,142		1,012,549
	AMR CORP	63,331		493,348
	ANADARKO PETROLEUM CORP	47,305		3,602,749
	APACHE CORP COM	45,987		5,483,030
	APPLE COMPUTER INC	53,000		17,095,680
	ARTIO GLOBAL INVESTORS INC	33,554		494,922
	ASML HOLDING NV ADR	146,000		5,597,640
	AT&T INC	205,023		6,023,576
	AVALONBAY CMNTYS INC COM	6,851		771,080
	AXIS CAPITAL HOLDINGS LTD	28,940		1,038,367
	BABCOCK AND WILCOX	53,615		1,372,008
	BAKER HUGHES INC	53,761		3,073,516
	BANK OF AMERICA CORP COM	675,849		9,015,826
	BOEING CO	15,046		981,902
	BRISTOL MYERS SQUIBB	130,055		3,443,856
	C H ROBINSON WORLDWIDE	70,000		5,613,300
	CARNIVAL CORP CL A	80,889		3,729,792
	CATERPILLAR INC COM	33,839		3,169,361
	CEMEX SAB DE CV ADR CTF NEW FOR A & B SHS	157,727		1,689,256
	CENTURYLINK, INC	13,469		621,864
	CHEVRON CORP COM	77,512		7,072,970
	COMCAST CORP CLASS A	49,043		1,077,475
	COMPUTER SCIENCES CORP COM	25,463		1,262,965
	CONOCOPHILLIPS COM	39,990		2,723,319
	COOPER INDUSTRIES	53,420		3,113,852
	CREE RESH INC	115,000		7,577,350
	D R HORTON INC COM	22,974		274,080
	DEERE & CO COM	37,855		3,143,858
	DELTA AIRLINES INC DEL COM	78,249		985,937
	DEUTSCHE TELEKOM ADR	59,656		763,597
	DEVON ENERGY CORPORATION COM	13,997		1,098,904
	DOMINION RESOURCES INC/VA COM	45,299		1,935,173
	DOW CHEMICAL COM	88,672		3,027,262
	DU PONT E I DE NEMOURS & CO COM	94,449		4,711,116
	EATON CORP COM	29,087		2,952,621
	EMERSON ELECTRIC CO COM	37,932		2,168,572

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	ENDURANCE SPECIALTY HLDGS	35,760		1,647,463
	EQUITY RESIDENTIAL SH BEN INT	14,858		771,873
	EXXON MOBIL CORP COM	142,767		10,439,123
	F5 NETWORKS	41,000		5,336,560
	FIRSTENERGY CORP COM	21,573		798,632
	FLUOR CORP NEW COM	26,521		1,757,281
	FMC TECHNOLOGIES INC	129,000		11,469,390
	FORD MTR CO COM	195,197		3,277,358
	FREEPORT MCMORAN COPPER & GOLD CL B COM	21,395		2,569,326
	FRONTIER COMMUNICATIONS	32,256		313,851
	GENERAL ELECTRIC CO INC	118,874		2,174,205
	GILEAD SCIENCES INC	58,822		2,131,709
	GOLDMAN SACHS GROUP INC COM	39,215		6,594,394
	GOODRICH CORPORATION	20,786		1,830,623
	GOOGLE INC CL A	22,000		13,067,340
	GRAINGER (WW) INC	49,000		6,767,390
	HALLIBURTON CO COM	128,144		5,232,120
	HEWLETT-PACKARD CO COM	61,639		2,595,002
	HOME DEPOT INC COM	113,608		3,983,096
	HONEYWELL INTL INC COM	36,193		1,924,020
	HUBBELL INC CL B COM	22,596		1,358,697
	HUNTSMAN CORP	112,834		1,761,339
	ILLINOIS TOOL WORKS INC COM	57,498		3,070,393
	ILLUMINA INC COM	173,000		10,957,820
	INGERSOLL-RAND PLC	56,532		2,662,092
	INTEL CORP COM	228,999		4,815,849
	INTERCONTINENTAL EXC INC	75,000		8,936,250
	INTL BUSINESS MACHINES CORP COM	26,821		3,936,250
	INTUITIVE SURGICAL COM	33,000		8,505,750
	JP MORGAN CHASE & CO COM	186,828		7,925,244
	KB HOME COM	14,479		195,322
	LAS VEGAS SANDS CORP	167,000		7,673,650
	LENNAR CORP	23,704		444,450
	LIFE TECHNOLOGIES CORP COM	95,996		5,327,778
	LORILLARD INC COM	110,203		9,043,258
	MACY’S INC COM	99,250		2,511,025
	MARATHON OIL CORP	55,365		2,050,166
	MASTERCARD INC-CL A	14,777		3,311,673
	MCDERMOTT INTERNATIONAL	161,483		3,341,083
	MERCK & CO INC	132,601		4,778,940
	MICROCHIP TECHNOLOGY INC	54,808		1,874,982
	MICROSOFT CORP	199,393		5,565,059
	MORGAN STANLEY	159,723		4,346,063
	NATIONAL OILWELL	194,878		13,105,546
	NETFLIX.COM INC	28,000		4,919,600
	NEXTRA ENERGY INC	15,825		822,742
	NIKE INC CL B	102,000		8,712,840

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	NOKIA CORP SPONS ADR	144,828		1,494,625
	NORDSTROM INC	22,294		944,820
	NOVARTIS AG	21,506		1,267,779
	NUCOR CORP	20,363		892,307
	ORACLE CORP	111,667		3,495,177
	PARKER HANNIFIN CORP	43,811		3,780,889
	PARTNERRE HLDGS LTD	12,736		1,023,338
	PEBBLEBROOK HOTEL TRUST	29,085		591,007
	PFIZER INC	172,131		3,014,014
	PHILIP MORRIS INTL INC	41,626		2,436,370
	PIONEER NAT RES	9,239		802,130
	PRAXAIR INC	52,000		4,964,440
	PROLOGIS TRUST SHARES	64,840		936,290
	PULTE CORP	43,801		329,384
	QUALCOMM INC	353,000		17,469,970
	QWEST COMMUNICATIONS INTL INC	310,770		2,364,960
	REGAL ENTERTAINMENT GRP	110,033		1,291,787
	RIO TINTO PLC	16,273		1,166,123
	SALESFORCE.COM INC	151,000		19,932,000
	SCHLUMBERGER LTD	284,000		14,896,651
	SCHWAB CHARLES CORP	475,000		8,127,250
	SEMPRA ENERGY	25,117		1,318,140
	SIEMENS AG SPONSORED ADR	40,444		5,025,167
	SOUTHWESTERN ENERGY CO	128,000		4,791,040
	SPRINT NEXTEL CORP	182,347		771,328
	STANLEY BLACK & DECKER	20,424		1,365,753
	STAPLES INC	386,726		8,805,751
	STARBUCKS CORP	237,000		7,614,810
	TARGET CORP	71,841		4,319,799
	TENARIS SA-ADR	25,376		1,242,916
	TEVA PHARMACEUTICAL INDS	28,882		1,505,619
	THERMO FISHER SCIENTIFIC INC	83,883		4,643,763
	TIME WARNER INC NEW	30,301		974,783
	TOTAL S.A. — ADR	31,200		1,668,576
	TRAVELERS COS INC	44,635		2,486,616
	TYCO ELECTRONICS LTD	37,452		1,325,801
	TYCO INTL LTD COM	63,027		2,611,839
	UNION PAC CORP	21,887		2,028,049
	UNITED CONTINENTAL HLDGS	65,452		1,559,067
	UNITED PARCEL SERVICE CLB	25,844		1,875,757
	US AIRWAYS GROUP INC	73,572		736,456
	US BANCORP	21,437		578,156
	US STEEL CORP	9,755		569,887
	VALE SA-SP PREF ADR COM	27,005		933,563
	VARIAN MEDICAL SYSTEMS	114,000		7,897,920
	VENTAS INC	12,092		634,588
	VERIZON COMMUNICATIONS	100,264		3,587,446
	VIACOM INC CLASS B	51,882		2,055,046
	VISA INC	186,000		13,090,680

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	WALMART STORES INC	51,849		2,796,216
	WELLPOINT INC	22,878		1,300,843
*	WELLS FARGO & CO.	44,597		1,382,061
	WESTERN DIGITAL CORP	42,913		1,454,751
	WINDSTREAM CORP COM	79,434		1,107,310
	XL GROUP PLC	458,429		10,002,921

	The U.S. Large-Cap Equity Fund Total			890,933,616

	The International Equity Fund
	Mutual Funds
	AMERICAN FUNDS EUROPACIFIC GROWTH R6 #2616	3,433,236		142,032,968
	GMO INTERNATIONAL CORE EQUITY FUND III	4,409,349		128,091,584
	DFA EMERGING MARKETS VALUE FUND #95	2,155,486		77,942,379
	DFA INTERNATIONAL SMALL CAP VALUE PORTFOLIO #66	2,371,509		40,789,960

	The International Equity Fund Total			388,856,891

	The U.S. Small/Mid-Cap Equity Fund
	Money Market
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	4,013,127		4,013,127
	(BUCKHEAD)
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	583,314		583,314
	(RAINER)
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	1,855,649		1,855,649
	(WESTWOOD)
*	WELLS FARGO ADV HERITAGE MONEY MARKET FUND #3106	3,475,685		3,475,685
	(TIMES CAP)
	Common Stock
	99CENTS ONLY STORES COM	88,715		1,414,117
	AAR CORP	14,630		401,886
	ADTRAN INC	11,110		402,293
	ADVISORY BOARD CO	14,000		666,820
	AERCAP HOLDINGS NV	75,700		1,068,884
	AES CORPORATION	69,550		847,119
	AFFLIATED MANAGERS GRP	15,180		1,506,160
	AGCO CORPORATION	30,600		1,550,196
	AIRGAS INC	12,100		755,766
	ALASKA AIR GROUP	6,510		369,052
	ALBEMARLE CORP	41,660		2,323,795
	ALEXION PHARMACEUTICALS	4,825		388,654
	ALLEGIENT TRAVEL COMMOM	17,500		861,700
	ALLIANCE DATA SYSTEMS COM	47,275		3,357,943
	ALLIANT TECHSYSTEMS INC	9,400		699,642
	ALLSCRIPTS HEALTHCARE	25,740		496,010
	ALTERA CORP	12,400		441,192
	AMDOCS LTD	45,100		1,238,897
	AMER GREETINGS CORP CL A	160,380		3,554,021
	AMERISOURCEBERGEN CORP	10,760		367,131
	AMETEK INC-W/I	8,947		351,170
	AMPHENOL CORP	30,800		1,625,624

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	ANALOG DEVICES INC	27,000		1,017,090
	ANSYS INC	11,850		617,030
	APTARGROUP INC	28,600		1,360,502
	AQUA AMERICA INC	8,810		198,049
	ARCH CAP GROUP LTD ORD	5,900		519,495
	ARCHIPELAGO LEARNING INC	28,800		282,528
	ARUBA NETWORKS INC.	9,430		196,898
	ASPEN INS HOLDINGS LTD	46,100		1,319,382
	ATHEROS COMMUNICATIONS	44,830		1,610,294
	AVERY DENNISON CORP	67,450		2,855,833
	AXIS CAPITAL HOLDINGS LTD	39,100		1,402,908
	BALL CORP	29,425		2,002,371
	BALLY TECHNOLOGIES INC	20,500		864,895
	BANK OF HAWAII CORP	53,000		2,502,130
	BE AEROSPACE INC	31,370		1,161,631
	BECKMAN COULTER INC	20,500		1,542,215
	BIO RAD LABS INC.	13,400		1,391,590
	BJ’S WHOLESALE CLUB INC	29,000		1,389,100
	BLACKBOARD INCORPORATED	26,000		1,073,800
	BORG-WARNER AUTOMOTIVE IN	20,400		1,476,144
	BRIGGS & STRATTON	93,275		1,836,585
	BRINKER INTERNATIONAL INC	36,800		768,384
	BROOKDALE SENIOR LIVING	38,500		824,285
	BROWN & BROWN INC	106,000		2,537,640
	BRUKER CORP	41,000		680,600
	CABOT CORP	21,090		794,039
	CABOT MICROELECTRONICS	17,200		712,940
	CABOT OIL & GAS CORP	43,100		1,631,335
	CACI INTERNATIONAL	22,300		1,190,820
	CARDTRONICS INC	27,420		485,334
	CAREFUSION CORP	78,400		2,014,880
	CARLISLE COMPANIES INC	20,700		822,618
	CARRIZO OIL & GAS COM	28,480		982,275
	CATALYST HEALTH SOLUTIONS	21,500		999,535
	CENTRAL EUROPEAN DISTR CORP	72,525		1,660,823
	CEPHALON INC	15,000		925,800
	CHECK POINT SOFTWARE	20,910		967,297
	CHESAPEAKE MIDSTREAM PART	26,800		771,036
	CHICAGO BRIDGE & IRON NY	32,790		1,078,791
	CHIPOTLE MEXICAN GRILL	1,810		384,915
	CHURCH & DWIGHT INC	6,955		480,034
	CIENA CORP	14,210		299,121
	CITRIX SYSTEMS	9,330		638,265
	CLARCOR INC	13,400		574,726
	CLEAN HBRS INC	12,000		1,008,960
	CLINICAL DATA INC.	12,700		202,057
	COGNIZANT TECH SOL	8,030		588,519
	COINSTAR COM	59,465		3,356,205

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	COMERICA INC	12,470		526,733
	COMMERCE BANCSHARES INC	44,556		1,770,210
	COMMSCOPE INC	21,800		680,596
	COMSTOCK RESOURCES INC.	108,250		2,658,620
	CONCHO RESOURCES INC	19,275		1,689,839
	CONCUR TECHNOLOGIES INC	9,545		495,672
	CON-WAY INC COM	79,350		2,901,830
	COOPER COS INC COM NEW	5,240		295,222
	COOPER TIRE & RUBBER	107,170		2,527,068
	CORE LABORATORIES NV	8,500		756,925
	COSTAR GRP INC COM	19,400		1,116,664
	CRACKER BARREL COUNTRY	11,150		610,686
	CYBERONICS INC	10,270		318,575
	CYPRESS SEMICONDUCTOR COR	19,600		364,168
	DAVITA INC	48,000		3,335,520
	DENBURY RESOURCES INC	43,300		826,597
	DENTSPLY INTERNATIONAL	44,500		1,520,565
	DIAMOND FOODS INC	11,940		634,969
	DIAMONDROCK HOSPITALITY	142,680		1,712,160
	DICKS SPORTING GOODS INC	15,770		591,375
	DIGITAL REALTY TRUST	16,250		837,525
	DISCOVER FINANCIAL SERV	44,450		823,658
	DISCOVERY COMMUN/CLASS C	2,200		80,718
	DISCOVERY COMMUNICATIONS	18,360		765,612
	DOLBY LABORATORIES INC	12,800		853,760
	DPL INC	57,200		1,470,612
	DR PEPPER SNAPPLE GROUP	18,800		661,008
	DRESSER RAND GROUP	13,335		567,938
	DRIL QUIP INC COMMON	11,000		854,920
	DTE ENERGY CO	15,800		716,056
	DUPONT FABROS TECH REIT	59,960		1,275,349
	DYCOM INDUSTRIES INC	113,780		1,678,255
	EAST WEST BANCORP COM	145,570		2,845,894
	EASTMAN CHEMICAL CO	16,700		1,404,136
	EATON VANCE CORP	47,500		1,435,925
	EMERGENCY MEDICAL SVS	24,020		1,551,932
	ENERGY XXI BERMUDA	20,726		573,488
	ENERSYS INC	35,100		1,127,412
	EQUITY LIFESTYLE PROPERTI	12,200		682,346
	EZCORP INC	54,635		1,482,248
	F5 NETWORKS	2,345		305,225
	FIFTH THIRD BANCORP	130,125		1,910,235
	FINISAR CORPORATION	16,710		496,120
	FIRST FINANCIAL BANCORP	39,400		728,112
	FIRST HORIZON NATL CORP	234,115		2,757,880
	FIRST MIDWEST BANCORP INC	131,295		1,512,518
	FIRST NIAGRA FINL COM	150,850		2,108,883

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	FLEET TECHNOLOGIES	13,600		420,512
	FLOWERS FOODS INC COM	19,000		511,290
	FMC CORP	5,660		452,177
	FOSSIL INC COM	6,590		464,463
	FRESH DEL MONTE PRODUCE	113,500		2,831,825
	FULTON FINANCIAL CORP	12,800		132,352
	GARDNER DENVER MACHY INC	30,800		2,119,656
	GEN-PROBE INC	11,100		647,685
	GENTEX CORP	90,900		2,687,004
	GLACIER BANCORP INC	39,100		590,801
	GLOBAL PMTS	80,300		3,710,663
	GRACO INC	21,000		828,450
	GRAFTECH INT’L LTD	26,370		523,181
	GRAND CANYON EDUCATION	33,200		650,388
	GREEN DOT CORP CL A	14,000		794,360
	HAEMONETICS CORP MASS	14,000		884,520
	HARSCO CORP	50,800		1,438,656
	HCC INSURANCE HOLDINGS	117,275		3,393,939
	HEALTHCARE RLTY TR	27,400		580,058
	HEALTHSOUTH CORP	16,290		337,366
	HENRY JACK & ASSOC.	35,700		1,040,655
	HERBALLIFE LTDUBLIC	13,000		888,810
	HILL-ROM HOLDINGS INC COM	9,080		357,480
	HOLOGIC INC COM	38,100		717,042
	HUDSON CITY BANCORP INC	59,900		763,126
	HUNT J B TRANS SVC COM	24,540		1,001,477
	IBERIABANK CORP	28,900		1,708,857
	IHS INC-CLASS A COM	14,000		1,125,460
	INFORMATICA	15,000		660,450
	INGRAM MICRO INC	123,550		2,358,570
	INTERCONTINENTAL EXC INC	5,850		697,027
	ITC HOLDINGS CORP	15,340		950,773
	IXIA	20,190		338,788
	JARDEN CORP COM	61,970		1,913,014
	JM SMUCKER CO	19,900		1,306,435
	JONES LANG LASALLE INC	8,170		685,626
	KANSAS CITY SOUTHERN INDS	39,290		1,880,419
	KBW INC COM	14,490		404,561
	KENNAMETAL INC	91,040		3,592,438
	KNIGHT CAPITAL GROUP	118,890		1,639,493
	KODIAK OIL & GAS CORP	50,360		332,376
	KORN FERRY INTL COM	15,900		367,449
	LABORATORY CORP OF AMER	16,500		1,450,680
	LAMAR ADVERTISING CO CL A	24,000		956,160
	LASALLE HOTEL PPTYS	27,460		724,944
	LAZARD LTD	76,100		3,005,189
	LEAR CORP	19,000		1,875,490
	LIFE TECHNOLOGIES CORP	9,280		515,040
	LINCOLN NATL CORP	2,680		74,531
	LINEAR TECHNOLOGY CORP	34,000		1,176,060

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	LITTELFUSE INC	7,620		358,597
	MAGELLAN HEALTH SVCS	15,300		723,384
	MANITOWOC INC	62,100		814,131
	MANTECH INTERNATIONAL	13,500		557,955
	MARVEL TECHNOLOGY	31,935		592,394
	MICROS SYSTEMS INC	21,660		950,008
	MOHAWK INDUSTRIES INC	15,000		851,400
	MOLSON COORS BREWING CO	18,100		908,439
	MONSTER WORLDWIDE INC	16,400		387,532
	MSC INDL DIRECT INC	10,660		689,595
	MSCI INC	9,650		375,964
	MYLAN LABS INC	20,220		427,249
	MYRIAD GENETICS INC COM	31,000		708,040
	NALCO HOLDING CO	21,860		698,208
	NARA BANCORP INC	42,800		421,794
	NASD STOCK MKT COMMON	40,600		963,438
	NATIONAL INSTRS COM	18,900		711,396
	NATUS MEDICAL INC	25,700		364,426
	NAVISTAR INTL CORP	25,700		1,488,287
	NETAPP	8,665		476,228
	NETLOGIC MICROSYSTEMS INC	49,060		1,540,975
	NETSCOUT SYSTEMS INC.	40,125		923,276
	NEUSTAR INC CLASS A	35,300		919,565
	NEWPARK RES INC	48,200		296,912
	NICE SYS LTD	32,800		1,144,720
	NORDSON CORP COM	8,280		760,766
	NORDSTROM INC	15,610		661,552
	NORTHERN OIL & GAS INC	15,300		416,313
	NVIDIA CORP	90,245		1,389,773
	OCEANEERING INTL INC	19,390		1,427,686
	OIL STATES INTL	16,500		1,057,485
	OLD DOMINION FREIGHT LINE	11,560		369,804
	ON SEMICONDUCTOR CORP COM	230,650		2,278,822
	ONYX PHARMACEUTICALS INC	34,900		1,286,763
	ORBITAL SCIENCES CORP COM	50,200		859,926
	ORTHOFIX INTL N V	4,700		136,300
	OWENS ILLINOIS INC	91,015		2,794,161
	PACKAGING CORP OF AMERICA	51,560		1,332,310
	PERRIGO CO	10,720		678,898
	PETSMART	20,700		824,274
	PLAINS EXPLORATION & PROD	51,100		1,642,354
	PMC SIERRA INC	47,200		405,448
	POLYCOM INC	9,490		369,920
	PREMIERE GLOBAL SERVICES	145,000		986,000
	PRICELINE.COM INC	1,040		415,532
	PROASSURANCE CORP	16,500		999,900
	QUEST SOFTWARE	54,800		1,520,152

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	QUICKSILVER RESOURCES INC	24,400		359,656
	RANGE RESOURCES CORP	13,200		593,736
	RAYMOND JAMES FINL INC	113,660		3,716,682
	RBC BEARINGS INC	13,430		524,844
	RED HAT INC	26,460		1,207,899
	REGAL BELOIT CORP	7,200		480,672
	RENAISSANCERE HLDGS LTD	22,000		1,401,180
	REPUBLIC SVCS INC	91,435		2,730,249
	RESMED INC	40,270		1,394,953
	RESOURCES CONNECTION INC	47,900		890,461
	REX ENERGY CORP	125,255		1,709,731
	RIVERBED TECHNOLOGY	10,260		360,844
	ROBBINS & MYERS INC	11,700		418,626
	ROCKWOOD HOLDINGS INC	10,340		404,501
	ROWAN COMPANIES INC	21,700		757,547
	RPC ENERGY SVC INC	35,640		645,797
	SAFETY INS GROUP INC	15,200		725,344
	SALIX PHARMACEUTICALS	8,230		386,481
	SBA COMMUNICATIONS CORP	73,680		3,016,459
	SCHOLASTIC CORP	62,675		1,851,420
	SEABRIDGE GOLD INC	21,790		668,517
	SEATTLE GENETICS INC	21,260		317,837
	SEI INVESTMENTS COM	18,880		449,155
	SIGNATURE BANK COMMON	21,240		1,063,274
	SIGNET JEWELERS LTD	39,900		1,731,660
	SILVER STANDARD RESOURCES	20,520		579,074
	SIRONA DENTAL SYSTEMS	31,850		1,330,693
	SMITH A O CORP	6,055		230,574
	SNAP ON INC	15,230		861,713
	SOLERA HOLDINGS INC	17,600		903,232
	SONIC CORP	138,325		1,399,849
	SPX CORP	9,300		664,857
	SRA INTL INC CL A	30,500		623,725
	STANDARD MIRCOSYS CORP	13,680		394,394
	STEC INC	60,600		1,069,590
	STEELCASE INC CLASS A	27,860		294,480
	STERICYCLE	2,500		202,300
	STIFEL FINL CORP	9,990		619,780
	STRAYER EDUCATION	2,500		380,550
	SVB FINANCIAL GROUP	14,800		785,140
	SWIFT ENERGY CO	19,260		754,029
	SXC HEALTH SOLUTIONS COM	13,590		582,467
	SYNNEX CORP	61,630		1,922,856
	SYNOVUS FINANCIAL CORP	404,550		1,068,012
	TALECRIS BIOTHERAPEUTICS	36,000		838,800
	TALEO CORP — CLASS A	8,780		242,767
	TCF FINL CORP COM	45,000		666,450
	TEMPLE INLAND INC	30,900		656,316
	TENNECO AUTOMOTIVE	8,920		367,147
	TERADYNE INC	57,300		804,492

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	TEXAS CAPITAL BANK COM	46,220		986,335
	THOR INDUSTRIES INC	38,580		1,310,177
	THORATEC LABS CORP COM	13,060		369,859
	TIBCO SOFTWARE	26,110		514,628
	TIDEWATER INC	74,150		3,992,236
	TIFFANY & CO	10,900		678,743
	TIMKEN CO	24,500		1,169,385
	TRACTOR SUPPLY CO COM	9,410		456,291
	TRANSATLANTIC HLDGS INC	11,500		593,630
	TRANSDIGM GROUP INC COM	16,700		1,202,567
	TREEHOUSE FOOD INC	9,170		468,495
	TRIMBLE NAV LTD	9,230		368,554
	TRW AUTOMOTIVE HLDNGS CRP	3,450		181,815
	TUPPERWARE CORP	35,870		1,709,923
	TW TELECOM INC COMMON	194,645		3,318,697
	UNIT CORPORATION	5,420		251,922
	UNITED NATIONAL FOODS INC	26,700		979,356
	UNITED THERAPEUTICS	10,330		653,063
	UNIV TECH INSTITUTE	38,100		838,962
	UNIVERSAL HEALTH SERVICES	29,800		1,293,916
	URBAN OUTFITTERS INC	18,885		676,272
	URS CORP	35,319		1,469,624
	US AIRWAYS GROUP INC	55,980		560,360
	UTI WORLDWIDE INC	36,000		763,200
	VALSPAR CORP COM	15,140		522,027
	VARIAN SEMICONDUCTOR	29,500		1,090,615
	VEECO INSTRS INC DEL COM	11,000		472,560
	WABCO	35,090		2,138,033
	WABTEC CORPORATION	14,000		740,460
	WARNACO GRP INC COM	8,180		450,472
	WESCO INTERNATIONAL INC	19,700		1,040,160
	WESTERN DIGITAL CORP	45,900		1,556,010
	WHITING PETROLEUM	25,200		2,953,188
	WILEY (JOHN) & SONS CL A	76,225		3,448,419
	WILLIS GROUP HOLDINGS PLC	21,500		744,545
	WINTRUST FINANCIAL CORP	60,195		1,988,241
	WISCONSIN ENERGY CORP	24,200		1,424,412
	WMS INDS INC	19,400		877,657
	WOODWARD GOVERNOR CO	14,850		557,766
	WRIGHT EXPRESS CORP	31,000		1,426,000

	The U.S. Small/Mid-Cap Equity Fund Total			337,164,515

	The Stable Value Fund
	Fixed Income Obligations
	BANK OF AMERICA FDIC GTD TLG 2.1000%	1,625,000		1,658,742
	BANK OF AMERICA FDIC GTD TLG 3.1250%	2,115,000		2,190,539
	CITIGROUP FDG INC GTD TLGP 1.8750%	1,690,000		1,724,065
	CITIGROUP FUNDING 2.125% NTS 7/12/12	2,730,000		2,789,079
	F CI 988113	619,898		668,812
	F CI 988961	657,405		707,290
	FANNIE MAE	2,240,000		2,250,953

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	FANNIE MAE 1.625% 10/26/15	9,842,000		9,592,791
	FANNIE MAE 2.625% 11/20/2014	3,100,000		3,211,542
	FEDERAL HOME LN MTG CORP 0.5000%	2,320,000		2,317,399
	FEDERAL HOME LN MTG CORP 0.6250%	4,280,000		4,280,227
	FEDERAL HOME LN MTG CORP 0.7500%	3,695,000		3,695,092
	FEDERAL HOME LN MTG CORP 1.2000%	490,000		488,379
	FEDERAL HOME LN MTG CORP 1.8750%	1,290,000		1,293,302
	FEDERAL HOME LN MTG CORP MTN 4.0000%	9,250,000		9,936,202
	FEDERAL HOME LOAN BANKS 0.4000%	1,870,000		1,868,639
	FEDERAL HOME LOAN BANKS 0.5000%	7,235,000		7,232,103
	FEDERAL HOME LOAN BANKS 3.1250%	3,375,000		3,560,443
	FEDERAL HOME MORTGAGE CORP POOL	5,385,571		5,756,416
	FEDERAL NATL MTG ASSN 0.7500%	5,590,000		5,527,560
	FEDERAL NATL MTG ASSN 0.8000%	2,295,000		2,295,252
	FEDERAL NATL MTG ASSN 1.1250%	1,305,000		1,308,449
	FEDERAL NATL MTG ASSN 1.6000%	3,895,000		3,776,758
	FEDERAL NATL MTG ASSN 1.8500%	1,780,000		1,785,071
	FEDERAL NATL MTG ASSN 4.3750%	2,980,000		3,229,021
	FEDERAL NATL MTG ASSN GTD MTG PASS	4,169,228		4,554,358
	FEDERAL NATL MTGE ASSN POOL #462845	4,712,490		5,018,426
	FEDERAL NATL MTGE ASSN POOL #745418	4,350,340		4,678,348
	FEDERAL NATL MTGE ASSN POOL #890231	192,679		204,511
	FEDERAL NATL MTGE ASSN POOL #933805	2,579,795		2,806,438
	FEDERAL NATL MTGE ASSN POOL #976421	509,888		535,383
	FEDERAL NATL MTGE ASSN POOL #995097	1,026,378		1,150,226
	FEDERAL NATL MTGE ASSN POOL #995753	7,334,744		7,692,313
	FGOLD 30YR 6% 9/1/37	1,212,569		1,296,928
	FHLMC #780514 ARM	183,886		192,985
	FHLMC #C66537	195,663		222,896
	FHLMC #C66594	77,448		88,856
	FHLMC #G10559 GOLD 7.00%	3,645		3,724
	FHLMC #G10561 GOLD 7.00%	4,144		4,234
	FHLMC (NON GOLD) ARM #1G2264	1,354,377		1,437,076
	FHLMC (NON GOLD) ARM #1G2598	972,289		1,029,708
	FHLMC (NON GOLD) ARM #1J0614	851,862		903,902
	FHLMC 2617 HD	132,973		133,801
	FHLMC 2770 ON	690,657		709,168
	FHLMC 2843-BA	287,146		297,465
	FHLMC 2907-AG	457,809		480,856
	FHLMC 3154-AN	1,353,067		1,375,554
	FHLMC CMO 6.085% 9/25/29	60,868		63,451
	FHLMC GOLD #B12280	390,111		423,698
	FHLMC GOLD #E92454	360,281		384,206
	FHLMC GOLD #E97248	331,467		353,851
	FHLMC GOLD #E99565	438,613		473,085
	FHLMC GOLD #E99595	135,401		147,620
	FHLMC GOLD #G12141	1,641,934		1,731,150
	FHLMC GOLD #QQQ	2,779,844		3,073,269
	FHLMC GOLD TBA 15YR 3.5000%	13,800,000		13,881,944
	FHLMC GOLD TBA 30 YR 6.5000%	1,550,000		1,718,079

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	FHLMC K008 CL A1 2.746 12/25/19	2,311,589		2,275,479
	FHLMC NON-GOLD ARM #1J1396	988,959		1,045,180
	FHLMC REMIC SERIES 3676 7/15/2024	7,133,389		7,465,306
	FHLMC (NON GOLD) ARM #1G2450	448,017		471,805
	FHMS 2006-K1-A2	4,811,761		5,352,186
	FNCL 30YR	1,683,389		1,829,239
	FNMA 5.0% 02/13/2017	2,700,000		3,046,604
	FNMA 889052 6 02/01/2038	2,368,700		2,583,919
	FNMA #22092 5.5% 9/1/34	1,352,027		1,465,797
	FNMA #250800 7.50%	12,955		13,256
	FNMA #252016	96,304		109,506
	FNMA #255991	1,749,605		1,857,465
	FNMA #357324	1,271,027		1,343,112
	FNMA #387549	2,096,006		2,252,115
	FNMA #433679	373,119		409,898
	FNMA #462237	1,462,219		1,616,657
	FNMA #535003	71,157		76,179
	FNMA #535219	63,475		69,562
	FNMA #535802	114,021		123,398
	FNMA #545701	149		154
	FNMA #545874	342,213		388,936
	FNMA #555432	1,764,609		1,902,069
	FNMA #555528	1,163,803		1,282,049
	FNMA #555531	2,197,029		2,368,173
	FNMA #635227	517,662		582,836
	FNMA #635894	127,790		145,882
	FNMA #636030	199,299		227,202
	FNMA #638210	90,961		103,835
	FNMA #640996	156,622		179,930
	FNMA #646456	745,503		849,691
	FNMA #647989	870,943		992,662
	FNMA #648349	436,820		477,981
	FNMA #653145	331,330		362,076
	FNMA #659930	1,311,844		1,445,131
	FNMA #667787	235,819		254,427
	FNMA #670891	509,527		541,394
	FNMA #695838	345,023		376,569
	FNMA #699883	1,534,319		1,653,840
	FNMA #702427	696,373		755,070
	FNMA #703937	79,858		86,159
	FNMA #704265	1,472,012		1,586,679
	FNMA #705304	356,255		377,385
	FNMA #712343	1,904,383		2,014,173
	FNMA #720399	576,418		622,515
	FNMA #720422	351,196		378,889
	FNMA #725090	448,675		473,647
	FNMA #725232	2,082,848		2,202,927
	FNMA #725284	148,419		155,796
	FNMA #725425	427,487		459,026

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	FNMA #725773	1,777,087		1,912,742
	FNMA #725815	809,131		894,628
	FNMA #740843	319,192		345,183
	FNMA #741897	718,657		760,088
	FNMA #745275	2,892,271		3,053,591
	FNMA #745563	1,043,668		1,131,490
	FNMA #745629	2,335,070		2,536,458
	FNMA #747019	393,497		421,178
	FNMA #754297	210,891		223,889
	FNMA #759123	289,413		301,763
	FNMA #761141	1,487,258		1,592,528
	FNMA #764082	424,730		440,041
	FNMA #764156	325,121		344,683
	FNMA #780582	382,186		403,259
	FNMA #785506	3,991,646		4,216,780
	FNMA #794787	512,677		544,694
	FNMA #804303	2,425,174		2,610,301
	FNMA #809534 5.09% 2/01/35	524,549		554,481
	FNMA #822083	504,906		533,068
	FNMA #831809	2,163,560		2,380,680
	FNMA #844705	961,286		1,026,932
	FNMA #844816	366,691		399,657
	FNMA #865689	662,899		705,762
	FNMA #865818	706,612		751,990
	FNMA #886054	820,685		941,875
	FNMA #888414	2,492,462		2,631,482
	FNMA #922255	1,891,005		2,109,138
	FNMA #949320	1,033,509		1,170,379
	FNMA 10 YEAR 3.5% 10/1/2020	5,164,752		5,354,799
	FNMA 10/1 HYBRID ARM 5.1% 8/1/35	1,287,102		1,366,623
	FNMA 15YR TBA 5.50%	400,000		430,000
	FNMA 2003-W11 A1	6,638		6,863
	FNMA 2003-W19-1 A6	2,258,451		2,438,775
	FNMA 2004-60 PA	769,394		823,989
	FNMA 2004-W3 A15	7,675		7,661
	FNMA 30 YR	1,673,644		1,841,599
	FNMA 30YR TBA 6.50%	6,650,000		7,389,813
	FNMA 5.5% 04/01/2021	1,298,497		1,397,711
	FNMA 5.5% 01/JUN/2040 POOL#AE0085	3,603,718		3,908,007
	FNMA 6.0% 08/01/17 #555343	42,757		46,639
	FNMA ARM #654285	233,387		247,665
	FNMA ARM #768117	245,528		260,178
	FNMA ARM #786628	329,374		351,888
	FNMA ARM #799769	336,434		358,541
	FNMA ARM #801344	333,893		352,049
	FNMA ARM #817198	228,737		243,219
	FNMA ARM #817199	356,794		381,303
	FNMA ARM #820545	395,003		420,260
	FNMA ARM #826908	1,371,573		1,464,520
	FNMA ARM #847988	807,122		846,999

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value
	FNMA ARM #849082	563,664		594,133
	FNMA ARM #849170	378,715		403,388
	FNMA ARM #866097	427,324		455,228
	FNMA ARM #872753	265,510		284,005
	FNMA ARM #887096	549,076		586,411
	FNMA ARM #888989	999,897		1,065,092
	FNMA MORT 10/01/2039 5.5% #AD0319	3,753,983		4,038,904
	FNMA REMIC TRUST 2010-87B 2/25/2024	3,277,302		3,425,065
	FNMA TBA	12,660,000		13,377,683
	FNMA TBA 15YR 3.5000% 1/15/2026	5,600,000		5,638,500
	FNMA VARIABLE 10/28/13	6,215,000		6,190,211
	FREDDIE MAC GIANT	1,901,301		2,084,761
	GENERAL ELECTRIC 12/28/12 2.625%	4,545,000		4,710,324
	GNMA 2006-30-A	3,502,998		3,641,982
	GNMA REMIC 2.229% 12/16/30	2,343,971		2,381,158
	GNMA REMIC 2.461% 8/16/22	2,850,473		2,900,277
	GNMA REMIC TRUST 2009-63 1/16/2038	2,912,253		3,026,404
	GNMA REMIC TRUST 2009-71 4/16/2038	4,200,772		4,330,071
	GNMA REMIC TRUST 2010-100 6/16/2050	3,116,119		3,158,452
	GNMA REMIC TRUST 2010-122 A 1.8970%	2,681,273		2,689,663
	GNMA REMIC TRUST 2010-141 A 1.8640%	1,915,158		1,927,721
	GNMA REMIC TRUST 2010-16 5/16/2033	5,144,867		5,269,043
	GNMA REMIC TRUST 2010-16 A 3.2140%	2,714,205		2,807,996
	GNMA REMIC TRUST 2010-18 12/16/2050	3,006,805		3,092,087
	GNMA REMIC TRUST 2010-36 11/16/2027	2,406,928		2,476,587
	GNMA REMIC TRUST 2010-49 3/16/2051	1,385,234		1,433,773
	GNMA REMIC TRUST 2010-52 8/16/2027	2,535,974		2,570,438
	GNMA REMIC TRUST 2010-63 4/16/2028	11,596,268		11,902,082
	GNMA REMIC TRUST 2010-65 A 2.0170%	2,401,839		2,430,787
	GNMA REMIC TRUST 2010-71 6/16/2029	3,352,326		3,422,806
	GNMA REMIC TRUST 2010-74 9/16/2033	3,309,929		3,388,993
	GNMA REMIC TRUST 2010-83 10/16/2050	5,120,624		5,177,997
	GOLDMAN SACHS GP INC FDIC TL 1.6250%	3,000,000		3,021,438
	H 1G 1G0847	1,812,255		1,901,380
	JPMORGAN CHASE 1.65% 02/23/2011	1,475,000		1,477,823
	PRIVATE EXPORT 3.05% 10/15/14	3,425,000		3,572,699
	UNITED STATES TREAS NTS 0.8750%	14,895,000		14,919,443
	UNITED STATES TREAS NTS 1.2500%	1,885,000		2,048,633
	UNITED STATES TREAS NTS 1.8750%	1,825,000		2,222,965
	UNITED STATES TREAS NTS 1.8750%	3,440,000		3,270,150
	UNITED STATES TREAS NTS 2.2500%	8,960,000		8,713,600
	UNITED STATES TREAS NTS 2.6250%	1,465,000		1,388,889
	UNITED STATES TREAS NTS 2.6250%	2,665,000		2,513,844
	Common/Collective Trusts
	RVST US GOVERNMENT INCOME FUND	1,032,113		28,310,842
	RVST US STABLE CAPITAL FUND I	3,294,368		82,952,194
	Money Market
	RVST US GOVERNMENT SECURITIES I	41,793,389		41,793,389

	The Stable Value Fund, Excluding Wrappers Total			570,732,553

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

EIN 13-4922250
Plan #: 002
AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
Schedule H, Line 4i — Schedule of Assets (Held at End of Year)
December 31, 2010

		(c) Number of
		Shares / Units or
(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	Face Amount	(d) Cost**	(e) Current Value

	Wrapper Contracts
	BANK OF AMERICA — #01-132, MATURES 12/31/50, 4.10%			267,177
	JP MORGAN CHASE I — #AISP01, MATURES 12/31/50, 4.24%			766,508
	MET LIFE — #28972, MATURES 12/31/50, 3.98%			236,797
	MONUMENT LIFE II — #MDA00633TR, MATURES 12/31/50, 4.11%			63,215
	MONUMENT LIFE V — #MDA00375TR, MATURES 12/31/50, 4.08%			181,691
	NATIXIS — #1025-06, MATURES 12/31/50, 4.04%			209,289
	PACIFIC LIFE — #26755, MATURES 12/31/50, 4.00%			173,007
	RABOBANK I — #ISP-109501, MATURES 12/31/50, 4.09%			96,324
	RBC I — #10903, MATURES 12/31/50, 4.02%			106,348
	RBC II — #20903, MATURES 12/31/50, 4.50%			104,857
	STATE STREET II — #101063, MATURES 12/31/50, 4.02%			162,468

	Wrapper Contracts Total			2,367,681

	TOTAL INVESTMENTS, AT FAIR VALUE			3,178,689,387

	Adjustment from Fair Value to Contract Value
	BANK OF AMERICA — #01-132, MATURES 12/31/50, 4.10%			(1,800,675)
	JP MORGAN CHASE I — #AISP01, MATURES 12/31/50, 4.24%			(4,370,385)
	MET LIFE — #28972, MATURES 12/31/50, 3.98%			(2,127,292)
	MONUMENT LIFE II — #MDA00633TR, MATURES 12/31/50, 4.11%			(636,727)
	MONUMENT LIFE V — #MDA00375TR, MATURES 12/31/50, 4.08%			(1,233,918)
	NATIXIS — #1025-06, MATURES 12/31/50, 4.04%			(1,486,016)
	PACIFIC LIFE — #26755, MATURES 12/31/50, 4.00%			(1,779,134)
	RABOBANK I — #ISP-109501, MATURES 12/31/50, 4.09%			(1,562,475)
	RBC I — #10903, MATURES 12/31/50, 4.02%			(948,348)
	RBC II — #20903, MATURES 12/31/50, 4.50%			(1,387,060)
	STATE STREET II — #101063, MATURES 12/31/50, 4.02%			(1,491,986)

	Adjustments from Fair Value to Contract Value Total			(18,824,016)

	INVESTMENT TOTAL AS OF 12/31/2010			3,159,865,371

*	Loans to Participants
	Various Loans - 3.25% through 9.50% due through October 26, 2040			99,641,084

	Loans to Participants Total			99,641,084

*	Indicates party-in-interest

**	Cost information not required for participant-directed investments

SIGNATURE
The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, the Employee Benefits Administration Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AMERICAN EXPRESS RETIREMENT SAVINGS PLAN
By	/s/ Valeria Christensen
Valeria Christensen
Delegate Employee Benefits Administration Committee

Date: June 29, 2011

EXHIBIT INDEX

Exhibit
Number	Description
23.1	Consent of Independent Registered Public Accounting Firm — PricewaterhouseCoopers LLP

E-1